March 7, 2006


Via EDGAR



Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street NE
Washington, D.C. 20549

Re:      PHL Variable Insurance Company
         Withdrawal of Registration Statement Filed on Form S-1
         File Number 333-130397
         Accession Number 0000949377-05-000971

Members of the Commission:

PHL Variable Insurance Company ("PHLVIC") hereby requests withdrawal of its Registration Statement on Form S-1, originally filed with the Commission via EDGAR on December 16, 2005. PHLVIC makes this request for withdrawal of the Registration Statement pursuant to the Securities Act of 1933 and Rule 477 thereunder. The Registration Statement has not been declared effective by the Commission and no securities were offered or sold pursuant to the Registration Statement. PHL Variable Insurance Company will be resubmitting the filing.

If you have questions, please call the undersigned at (860) 403-5759 or Lisa Terpenning at (860) 403-6111.

Sincerely,

/s/ Peter Scavongelli
Vice President
PHL Variable Insurance Company